Item 77Q1(a) - Copies of any material amendments to the registrant's charter or by-laws

AMENDMENT #7
TO THE BY-LAWS
OF
FEDERATED LIMITED DURATION GOVERNMENT FUND, INC.
Effective September 21, 2004

Insert the following into Article IV,Officers and renumber Section 15 as Section 16:Section 15. Chief Compliance Officer.The Chief Compliance Officer shall be responsible for administering the Trust's policies and procedures approved by the Board under Rule 38a-1 of the Investment Company Act of 1940,as amended.Notwithstanding any other provision of these By-Laws, the designation, removal and compensation of Chief Compliance Officer are subject to Rule 38a-1 under the Investment Company Act of 1940, as amended.